NXG CUSHING® MIDSTREAM ENERGY FUND
600 N Pearl St., Suite 1205
Dallas, Texas 75201

August 14, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	NXG Cushing Midstream Energy Fund Registration Statement on Form N-2 File No. 333-273954

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form N-2 (File No. 333-273954) filed by NXG Cushing Midstream Energy Fund on August 11, 2023 (the “Registration Statement”).

Pursuant to Rule 473(c) under the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) under the Act is hereby incorporated onto the facing page of the Registration Statement:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact Kevin Hardy of Skadden, Arps, Slate, Meagher & Flom LLP, external counsel to the Registrant, at (312) 407-0641.

Sincerely,

/s/ Blake R. Nelson
Blake R. Nelson
Chief Financial Officer, Treasurer and Secretary